

Mail Stop 7010

September 28, 2007

Via U.S. mail and facsimile

Mr. Jeffrey C. Blockinger
Chief Legal Officer
Och-Ziff Capital Management Group LLC
9 West 57th Street
New York, NY 10019

> **Re: Och-Ziff Capital Management Group LLC**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 14, 2007**
> **File No. 333-144256**

Dear Mr. Blockinger:

    We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Vesting; forfeiture; Transfer and Other Restrictions Applicable to Our Partners, page 14</u>

1.   It is unclear from the new disclosure in the second and third sentences as to which interests will be vested and which will be unvested following the offering. Please revise to clarify. Please also disclose the amount of vested and unvested interests as a percentage.

<u>Note 15. Subsequent Events, page F-35</u>

2.   We note your response to prior comment 23. Please be advised that we may have additional comments when you provide fair value determinations.

<u>Unaudited Interim Combined Balance Sheets, page F-37</u>

3.   We note your response to prior comment 24. It appears to us that a substantial portion of your deferred income receivable balance will be treated as a dividend

to your equity owner and will be distributed over three years. Therefore, it is unclear to us why you have not included this dividend in your pro forma presentation on page F-37. Please clarify or revise. In addition, it is not clear to us how this transaction will be reflected in your pro forma financial statements. Please advise.

Note 4. Investments, page F-47

4. We note your response to prior comment 25. We also note the significant changes to your financial statement presentations that have occurred as a result of the de-consolidation of the funds. It appears to us that as of June 30, 2007, equity investments represent over 55% of total assets, excluding the deferred income receivable. It also appears to us that equity income is significant to the interim period. Please consider expanding your disclosures to provide summarized financial information.

*   *   *   *

As appropriate, please amend the filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

You may contact Patricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Mr. Matthew J. Mallow
        Ms. Jennifer A. Bensch
        Skadden, Arps, Slate, Meagher & Flom LLP
        Four Times Square
        New York, NY 10036

Mr. Jay Clayton
Mr. Glen T. Schleyer
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004